SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
     For the fiscal year ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the transition period from _____________ to ______________________

Commission file number: 0-14948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          401(K) PLAN OF FISERV, INC.
                       AND ITS PARTICIPATING SUBSIDIARIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  FISERV, INC.
                                255 FIserv Drive
                             Brookfield, WI  53045



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 Table of Contents to Financial Statements


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1994:
Item 27a - Schedule of Assets Held for Investment Purposes
Item 27d - Schedule of Reportable Transactions


Other supplemental schedules required by the Rules and Regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

NOTE: The above financial statements and schedules are filed via paper copy as permitted.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.






                                                     401(K) Plan of FIserv, Inc.
                                              and Its Participating Subsidiaries
                                              __________________________________
                                                                  (Name of Plan)





                                                            /S/EDWARD P. ALBERTS
                                ________________________________________________
                                Edward P. Alberts, Senior Vice President-Finance
                                                                    FIserv, Inc.